SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

WORLD RACING GROUP, INC.
(Name of Issuer)

World Racing Group, Inc.
Vicis Capital Master Fund
Vicis Capital LLC
(Name of Person(s) Filing Statement)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

981929102
(CUSIP Number of Class of Securities)

Brian M. Carter
Chief Executive Officer
7575-D West Winds Boulevard
Concord, North Carolina 28927
(704) 795-7223
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)

with copies to:

Daniel W. Rumsey Disclosure Law Group 6080 Centre Drive, Suite 600 Los Angeles, California 90045 (310) 242-5699	Hoyt R. Stastney Quarles & Brady LLP 411 East Wisconsin Avenue Milwaukee, Wisconsin 53202 (414) 277-5143

This statement is filed in connection with (check the appropriate box):

[X]    The filing of solicitation materials or an information statement subject to Regulation 14A,
          Regulation 14C or Rule13e-3 (c) under the Securities Exchange Act of 1934.
[   ]    The filing of a registration statement under the Securities Act of 1933.
[   ]    A tender offer
[   ]    None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    [  ]

Check the following box if the filing is a final amendment reporting the results of the transaction:    [X]

Calculation of Filing Fee
Transaction Value*	Amount of Filing Fee**
$8,000.00	$0.00

* Transaction Value is calculated based upon $0.10 per share to be paid to shareholders in lieu of the issuance of fractional shares expected to be created by the Rule 13e-3 transaction.

**Determined pursuant to Rule 0-11(b)(1) based on 1/50 of 1% of Transaction Value.  Because the filing fee payable was less than $1.00, no filing fee was paid.

[ ]  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

INTRODUCTION

                This Final Amendment to Schedule 13E-3 (the "Final Amendment") is being filed jointly by World Racing Group, Inc. (the "Company"), Vicis Capital Master Fund (“the Fund”), and Vicis Capital LLC ("Vicis Capital").  The Fund and Vicis Capital are referred to herein as “Vicis".  Vicis and the Company are referred to herein as the “Filing Parties”.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the final results of the transaction which is the subject of this Final Amendment.  Except as set forth in this Final Amendment, all information contained in Amendment No. 3 to the Schedule 13E-3 remains unchanged.

Item 15. Additional Information

Regulation M–A Item 1011(b)

On August 11, 2009, at a special meeting of the stockholders of the Company, the stockholders of the Company voted to approve the amendment to the Company’s certificate of incorporation to effect the transaction which is the subject of this Final Amendment.  On August 13, 2009 (the “Effective Time”), the Company filed a Certificate of Amendment  with the Secretary of State of the State of Delaware to effect the amendment to the Company’s certificate of incorporation, pursuant to which each One Hundred and One (101) issued shares of the Company’s Common Stock, par value $0.0001 per share, shall be combined and reclassified into One (1) fully-paid and nonassessable share of Common Stock, par value $0.0001 per share, of the Company; provided, however, that in lieu of any fractional  interests in shares of Common Stock to which any stockholder would be entitled, the Company shall pay in cash for such fractional interest $0.10 per share held by such stockholder immediately prior to the Effective Time.

The Company expects to file a Form 15, thus suspending the Company’s reporting obligations under Sections 12 and 15 of the Securities Exchange Act of 1934, as amended.

Item 16.   Exhibits.

Regulation M-A Item 1016(a)-(d), (f) and (g)

     (a) The Company's Definitive Proxy Statement on Schedule 14A, incorporated herein by reference, filed with the Securities and Exchange Commission on July 21, 2009.

     (b) Not applicable.

     (c) Not applicable.

     (d) Not applicable.

     (f) Not applicable.

     (g) Not applicable.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WORLD RACING GROUP, INC.

By: /s/ BRIAN M. CARTER
Name: Brian M. Carter
Title: President and Chief Executive Officer

Dated: August 13, 2009

VICIS CAPITAL MASTER FUND

By: Vicis Capital LLC, Investment Advisor By: /s/ ANDREW COMITO
Name: Andrew Comito
Title: Compliance Officer

Dated: August 13, 2009

V ICIS CAPITAL LLC

By: /s/ ANDREW COMITO
Name: Andrew Comito
Title: Compliance Officer

Dated: August 13, 2009